Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2011 first quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2011 first quarter results conference call can be accessed via webcast on May 6, 2011 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#).

BROOKFIELD INFRASTRUCTURE ANNOUNCES
 STRONG FIRST QUARTER 2011 RESULTS

May 6, 2011 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the first quarter ended March 31, 2011.

	Three months ended March 31
US$ millions (except per unit amounts) 1	2011	2010
FFO2	$98	$45
– per unit3	$0.62	$0.42
Net income (loss)	$45	$(1)
– per unit3	$0.29	$(0.01)

Brookfield Infrastructure posted strong results for the first quarter of 2011, with funds from operations (“FFO”)2 totalling $98 million ($0.62 per unit) compared to FFO of $45 million ($0.42 per unit) in the first quarter 2010.  The increase in FFO was largely attributable to the merger with Prime Infrastructure during the fourth quarter of 2010. However, results also reflect a solid performance from its utility business and a significant increase in FFO from its timber business, which offset some weakness in its transport and energy business.  Overall, after deducting maintenance capital expenditures, Brookfield Infrastructure generated an adjusted funds from operations (“AFFO”) yield4 of 10% for the quarter.

“Brookfield Infrastructure’s strong performance during the quarter highlighted the benefits of our broadly diversified portfolio of assets,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.  “We continue to expect our global mix of businesses to generate sustainable and growing cash flows, benefitting from economic growth and rising commodity prices.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $61 million in the first quarter 2011, with an AFFO yield of 13%5.  Performance was driven by strong performances from its Australian coal terminal, its Chilean electricity transmission and its UK distribution businesses.  The transport and energy segment generated FFO of $45 million, with an AFFO yield of 8%.  This quarter’s results reflect the rate settlement and weak conditions in the U.S. natural gas market, which negatively impacted Brookfield Infrastructure’s natural gas transmission business, as well as the drought in Western Australia, which reduced the volume of grain transported on its railroad.

Timber operations reported FFO of $10 million in the first quarter 2011, compared to $2 million in the first quarter of last year, driven by continued strength in the export market and a sharp increase in pricing in the U.S. domestic market.  On average, export prices increased by 22% and domestic prices rose by 18%, versus the first quarter of 2010.  In response, Brookfield Infrastructure increased its harvest levels by 29%, versus the comparable period last year.

The following table presents net income and FFO by segment:
	Three months ended March 31
US$ millions, unaudited	2011	2010
Net income (loss) by segment
Utilities	$30	$11
Transport and energy	30	10
Timber	6	3
Corporate	(21)	(25)
Net income (loss)	$45	$(1)

FFO by segment
Utilities	$61	$27
Transport and energy	45	27
Timber	10	2
Corporate	(18)	(11)
FFO	$98	$45

Distribution Declaration

The Board of Directors has declared the Partnership’s quarterly distribution in the amount of US$0.31 per unit, payable on June 30, 2011 to unitholders of record as at the close of business on May 31, 2011.  During the first quarter, Brookfield Infrastructure’s distribution implied a payout ratio6 of 50% of FFO, on a recurring basis, which is below its targeted range of 60% to 70%.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended March 31, 2011 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business through growth opportunities within its operations, the level of distribution growth over the next several years, and future distribution growth prospects in general.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
 References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
 References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
Brookfield Infrastructure’s first quarter 2011 and 2010 results, outlined above, reflect the adoption of International Financial Reporting Standards (“IFRS”). In addition, to assist the Partnership’s unitholders in evaluating the performance of its expanded operations, the results are reported as operating segments, grouped according to similarities in underlying revenue frameworks: utilities, transport and energy and timber.

2
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three months ended March 31, 2011 at www.brookfieldinfrastructure.com.

3	Average number of units outstanding on a fully diluted weighted average basis for the first quarter of 2011 was approximately 157.4 million (Q1 -2010 - 106.7 million).
4	AFFO yield is equal to FFO less maintenance capital expenditures divided by average invested capital, expressed on an annualized basis.
5	AFFO yield at Brookfield Infrastructure’s utilities segment excludes impact of developer contributions at our European energy distribution operation.
6	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended March 31
(US$ millions, except per unit information, unaudited)	2011	2010

Operating platforms – revenues less direct costs
Utilities	$97	$48
Transport and Energy	84	46
Timber	17	8
Corporate and other	(13)	(8)
Total operating platforms – revenues less direct costs	185	94
Interest and other income	1	1

Expenses
Financing costs	89	47
Cash taxes	(1)	3
Total funds from operations	$98	$45

Depreciation and amortization	(48)	(31)
Deferred income taxes and other items	(5)	(15)
Net income (loss) attributable to partnership	$45	$(1)

Fund from operations per unit	$0.62	$0.42
Net income (loss) per unit	$0.29	$(0.01)

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Financial Review and Supplemental Information which is available at www.brookfieldinfrastructure.com.

The basis of presentation in this statement differs from the Consolidated and Combined Statements of Operating Results on page 7.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated and Combined Statements of Operations on page 7 of this release, which is prepared in accordance with IFRS. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Invested Capital

	Net Invested Capital
(US$ millions, unaudited)	March 31, 2011	December 31, 2010

Assets
Operating Platforms
Utilities	$1,346	$1,370
Transport and Energy	1,566	1,451
Timber	610	602
Cash and financial assets	21	15
Other assets	225	190
	$3,768	$3,628

Liabilities
Corporate borrowings	$103	$18
Non-recourse borrowings	110	113
Other liabilities	170	117
	383	248
Capitalization
Partnership capital	3,385	3,380
	$3,768	$3,628

Net book value per unit	$21.51	$21.47

Notes:
Invested capital in these statements represents the capital invested by Brookfield Infrastructure in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated and Combined Balance Sheets contained in its annual financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Financial Review and Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Financial Position

(US$ millions, unaudited)	As of March 31, 2011	As of December 31, 2010

Assets
Current assets
Cash and cash equivalents	$259	$154
Accounts receivable and other	176	187
Inventory	52	38
Financial assets (current)	5	6
Assets classified as held for sale	1,872	1,859
Current assets	2,364	2,244

Property, plant and equipment	3,115	2,995
Intangible assets	2,934	2,903
Standing timber	2,574	2,578
Investments in associates	1,079	1,069
Goodwill	591	591
Investment properties	179	175
Financial assets (non-current)	120	118
Other assets (non-current)	62	59
Deferred income tax asset	438	377
Total assets	$13,456	$13,109

Liabilities and partnership capital
Accounts payable and other	$275	$240
Non-recourse borrowings (current)	301	615
Financial liabilities (current)	28	29
Liabilities directly associated with assets classified as held for sale	1,872	1,859
Total current liabilities	2,476	2,743

Corporate borrowings	103	18
Non-recourse borrowings (non-current)	4,378	3,960
Financial liabilities (non-current)	101	97
Other liabilities (non-current)	278	261
Deferred income tax liabilities	1,093	1,025
Preferred shares	20	20
Total liabilities	8,449	8,124

Partnership capital
Limited partner’s capital	2,881	2,881
General partners’ capital	19	19
Retained earnings	299	302
Other comprehensive income	186	178
Non-controlling interest	1,622	1,605
Total partnership capital	5,007	4,985
Total liabilities and partnership capital	$13,456	$13,109

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Operating Results

	For the three-month period ended March 31
(US$ millions, unaudited)	2011	2010

Revenues	$390	$136
Cost of revenues	(202)	(87)
General and administrative expenses	(13)	(8)
Gross margin	175	41
Interest expense	(83)	(31)
Income before under noted	92	10
Earnings from investments in associates	12	1
Depreciation and amortization expense	(25)	(5)
Fair value adjustments	(5)	6
Other expense	(5)	(2)
Income before income tax	69	10
Income tax recovery (expense)	2	(3)
Net income	$71	$7
Net (income) attributable to non-controlling interests	(26)	(8)
Net income (loss) attributable to partnership	$45	$(1)

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Cash Flows

	For the three-month period ended March 31
(US$ millions, unaudited)	2011	2010

Operating Activities
Net income	$71	$7
Adjusted for the following items:
Earnings from investments in associates	(12)	(1)
Depreciation and amortization expense	25	5
Fair value adjustments	5	(6)
Provisions and other items	5	2
Deferred tax recovery	(3)	1
Change in restricted cash	(12)	—
Impact of foreign exchange on cash	5	(1)
Change in non-cash working capital, net	36	10
Cash from operating activities	120	17

Investing Activities
Investments in or partial sale of operating assets
Additional investments in associates	(3)	(11)
Partial sale of operating assets	—	29
Long-lived assets	(72)	(3)
Net settlement of foreign exchange contracts	(6)	—
Cash (used by) from investing activities	(81)	15

Financing Activities
Distribution to unitholders	(49)	(29)
Corporate borrowings	103	—
Subsidiary borrowings	27	(16)
Distributions to non-controlling interest	(15)	—
Cash from (used by) financing activities	66	(45)

Cash and cash equivalents
Change during the year	105	(13)
Balance, beginning of period	154	107
Balance, end of period	$259	$94